Exhibit 99.2

Paramount Group Real Estate Fund VII, LP (A Delaware Limited Partnership) Financial Statements as of and for the Year ended December 31, 2016, and Independent Auditors’ Report

Paramount Group Real Estate Fund VII, LP

(A Delaware Limited Partnership)

TABLE OF CONTENTS

Page
INDEPENDENT AUDITORS’ REPORT	1
FINANCIAL STATEMENTS AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2016:
Statement of Net Assets	3
Schedule of Investments	4
Statement of Operations	5
Statement of Changes in Net Assets	6
Statement of Cash Flows	7
Notes to Financial Statements	8–18

INDEPENDENT AUDITORS' REPORT

To the Partners of

Paramount Group Real Estate Fund VII, LP:

We have audited the accompanying financial statements of Paramount Group Real Estate Fund VII, LP (the “Fund”), which comprise the statement of net assets, including the schedule of investments, as of December 31, 2016, and the related statement of operations, changes in net assets, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Fund’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Paramount Group Real Estate Fund VII, LP as of December 31, 2016, and the results of its operations and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

February 21, 2017

Paramount Group Real Estate Fund VII, LP
(A Delaware Limited Partnership)

STATEMENT OF NET ASSETS
AS OF DECEMBER 31, 2016

ASSETS:
Investments, at fair value (cost of $123,238,570)	$165,555,964
Cash and cash equivalents	740,658

Total assets	166,296,622

LIABILITIES:
Accounts payable	55,155
Asset management fee payable	1,427,936

Total liabilities	1,483,091

NET ASSETS	$164,813,531

The accompanying notes are an integral part of these financial statements.

Paramount Group Real Estate Fund VII, LP
(A Delaware Limited Partnership)

SCHEDULE OF INVESTMENTS
AS OF DECEMBER 31, 2016

	Real Estate Investments Held in Partnership Interests
					Fair Value
			Investments	Investments	as a
	Ownership	Square	at	at	Percentage
Properties	Percentage	Feet	Cost	Fair Value	of Net Assets

San Francisco Office Property:
50 Beale Street	41.08%	663,633	$75,149,420	$123,105,378	74.69%
New York Office Property:
Zero Bond Street
(previously known as 670 Broadway)	95.98%	64,390	48,089,150	42,450,586	25.76%

TOTAL		728,023	$123,238,570	$165,555,964

The accompanying notes are an integral part of these financial statements.

Paramount Group Real Estate Fund VII, LP
(A Delaware Limited Partnership)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2016

INVESTMENT INCOME:
Distributions received from investment	$1,232,423
Interest income	194

Total income	1,232,617

EXPENSES:
Asset management fees	1,900,453
Other expenses	99,298

Total expenses	1,999,751

NET INVESTMENT LOSS	(767,134)

Net unrealized gain on investments:
Change in unrealized appreciation on investments	13,123,226

CHANGE IN NET ASSETS RESULTING FROM OPERATIONS	$12,356,092

The accompanying notes are an integral part of these financial statements.

Paramount Group Real Estate Fund VII, LP
(A Delaware Limited Partnership)

STATEMENT OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31, 2016

	General	Limited
	Partner	Partners	Total

NET ASSETS, January 1, 2016	$15,286,830	$137,540,336	$152,827,166

Distributions	(27,586)	(342,141)	(369,727)

Net investment loss	(57,237)	(709,897)	(767,134)

Net unrealized gain on investments	979,144	12,144,082	13,123,226

Carried interest allocation	1,474,562	(1,474,562)	-

NET ASSETS, December 31, 2016	$17,655,713	$147,157,818	$164,813,531

PARTNERSHIP INTEREST, December 31, 2016	7.46%	92.54%	100.00%

The accompanying notes are an integral part of these financial statements.

Paramount Group Real Estate Fund VII, LP
(A Delaware Limited Partnership)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES:
Change in net assets resulting from operations	$12,356,092
Adjustments to reconcile change in net assets resulting from operations to net cash provided by operating activities:
Change in unrealized appreciation on investments	(13,123,226)
Changes in operating assets and liabilities:
Increase in accounts payable	22,540
Increase in asset management fee payable	1,427,936
Net cash provided by operating activities	683,342

CASH FLOWS FROM FINANCING ACTIVITIES:
Partners' distributions	(369,727)
Net cash used in financing activities	(369,727)

Net increase in cash and cash equivalents	313,615

CASH AND CASH EQUIVALENTS:
Beginning of year	427,043
End of year	$740,658

The accompanying notes are an integral part of these financial statements.

Paramount Group Real Estate Fund VII, LP

(A Delaware Limited Partnership)

NOTES TO FINANCIAL STATEMENTS

as of and for the Year ended December 31, 2016

1.	ORGANIZATION

Paramount Group Real Estate Fund VII, LP (a Delaware Limited Partnership) (the “Partnership” or “Fund”) was formed on February 24, 2012 to invest in real estate assets including public/private debt and/or equity interests in assets, companies or other structures involved directly or indirectly in real estate and/or acquire, improve, develop, re-develop and dispose of real estate assets. Operations of the Partnership commenced in December 2013.

Paramount GREF VII, L.L.C. (“PGREF VII” or the “General Partner”) holds a 7.46% general partnership interest in the Partnership. The remaining 92.54% limited partnership interest is held by various individuals and private financial institutions. As of December 31, 2016 the committed capital for the funds is approximately $134,027,500, of which approximately $126,696,800 is contributed capital.

On July 6, 2012, Paramount Group Real Estate Fund VII-H, LP (“Fund VII-H”) was formed by Fund VII as a parallel investment vehicle to co-invest with the Partnership. Operations for Fund VII-H commenced in August 2014. Committed capital for Fund VII-H totaled $5,610,000, of which approximately $5,303,200 was contributed as of December 31, 2016.

The Partnership will continue to operate until the earlier of July 18, 2024 or the occurrence of certain dissolution events, as defined in the partnership agreement, unless extended by the General Partner for up to five additional one-year periods.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The financial statements of the Partnership have been prepared under accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Partnership is considered an investment company under U.S. GAAP and follows the accounting and reporting guidance applicable to investment companies in the Financial Accounting Standards Board Accounting Standards Codification (ASC) Topic 946, as amended by the FASB issued Accounting Standards Update (ASU) No. 2013-08, Investment Companies.

Use of Estimates — The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes. The General Partner believes that the estimates utilized in preparing the financial statements are reasonable and prudent; however, actual results could differ from these estimates and may be material to the financial statements. The most significant estimates and assumptions for the Partnership relate to the valuation of the Partnership’s investments.

Investment Valuation — The Partnership accounts for its investments in accordance with the Fair Value Measurement Topic of ASC 820, Fair Value Measurement and Disclosures which defines fair value, establishes a framework for measuring fair value, and requires enhanced disclosures about fair value measurements. In accordance with ASC 820, investments are reflected in the statement of net assets at fair value (which is predominantly based on the fair value of the underlying real estate), with changes in unrealized gains and losses resulting from changes in fair value reflected in the statement of operations as change in unrealized appreciation on investments. Fair value is the amount that would be

Paramount Group Real Estate Fund VII, LP

(A Delaware Limited Partnership)

NOTES TO FINANCIAL STATEMENTS

as of and for the Year ended December 31, 2016

received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date (i.e., the exit price). The fair value of the real estate investments recorded by the Partnership does not reflect transaction sales cost, which may be incurred by the Partnership upon disposition of the real estate investment. The General Partner is responsible for reviewing and approving valuations of investments that are carried as assets in the Partnership’s financial statements.

Investments for which observable market prices in active markets do not exist are reported at fair value, as determined by the General Partner. In satisfying its responsibilities, the General Partner utilizes the services of an independent valuation firm to value the investments, which requires the application of valuation principles to the specific facts and circumstances of the investments. The independent valuation firm prepares appraisal reports which are then corroborated by the General Partner to confirm that such valuations are reasonable.

The amount determined to be fair value, predominantly based on the fair value of the underlying real estate, may incorporate the General Partner’s own assumptions including appropriate risk adjustments. The assumptions used in determining fair value of the underlying real estate include capitalization rates, discount rates, occupancy rates, rental rates, and interest and inflation rates. The General Partner’s analysis includes leverage, ownership percentage, ownership rights, buy/sell agreements, guarantees, distribution provisions, capital call obligations and potential cash shortfalls of the investments. The General Partner also considers the terms of the existing loans, including maturity date, extension options, payment provisions and whether the loans are transferrable. The methods used to estimate the fair value of the investments are consistent with those used by the General Partner in the prior year.

The appraisal reports prepared by an independent valuation firm, which calculate the fair value of the underlying real estate property, apply the following methods:

•

the sales comparison approach (whereby fair value is derived by reference to observable valuation measures for comparable assets — e.g., comparing recent sales of comparable properties to the subject property); and

•	the income capitalization approach (e.g., the discounted cash flow method or direct capitalization method).

The appraiser gave the most weight to the income capitalization approach in the conclusions of value.

These valuation methodologies involve a significant degree of judgment. Due to the absence of readily determinable fair values and the inherent uncertainty of valuations, the estimated fair values may differ significantly from values that would have been used has a ready market for the property existed, and the differences could be material.

Investment transactions are recorded upon closing of the transaction at cost. The cost of an investment includes all costs incurred by the Partnership as part of the purchase of such investment. The difference between the initially recognized cost and the subsequent fair value measurement of an investment is

Paramount Group Real Estate Fund VII, LP

(A Delaware Limited Partnership)

NOTES TO FINANCIAL STATEMENTS

as of and for the Year ended December 31, 2016

reflected as change in unrealized appreciation on investments in the accompanying statement of operations.

Cash and Cash Equivalents — Cash and cash equivalents include cash and highly liquid investments purchased with an original maturity of three months or less.

Fair Value of Financial Instruments — Other assets and liabilities, which qualify as financial instruments under ASC 825, Financial Instruments, are carried at cost. For disclosure purposes, cost approximates fair value, unless otherwise stated.

Revenue Recognition — Interest income is recorded on the accrual basis. Distributions received from investments are recognized as investment income in the accompanying statement of operations to the extent they result from the operations of the underlying investee entity. Distributions from investments that do not result from the operations of the underlying investee entity are considered a return of investment. The Partnership records realized gains and losses when there is a sale of the investment or the underlying assets of the investment upon receipt of cash, or when the Partnership has abandoned its interest in the underlying investment.

Expense Recognition — Expenses are recognized when incurred and consists primarily of asset management fees and expenses of the Fund. Asset management fees are payable to the General Partner, under the Fund Management Agreement. See Note 6, Related Party Transactions, for further discussion related to asset management fees.

Income Taxes — The Partnership, itself, directly or indirectly is not subject to Federal, state, or local income taxes. The taxable income or loss applicable to the operations of the Partnership is included in the income tax returns of the partners. Generally, New York City imposes an unincorporated business tax on partnerships engaged in a trade or business in New York City. However, there is an exemption from this tax for income generated by an entity that acquires, holds, and disposes of real estate assets for its own account. The Partnership should qualify for this exemption and will file the tax returns that reflect this exemption accordingly. Further, partners’ net assets reflected in the accompanying financial statements differ from amounts reported in the Partnership’s federal income tax return because of differences between U.S. GAAP and Federal income tax basis of accounting.

The Partnership files income tax returns on a Federal basis and for various state and local jurisdictions. The Partnership uses a more-likely-than-not threshold to determine whether or not a tax position should be recognized and reflected in a tax return. Tax filings, which are within the statute of limitations, can be chosen for examination by the tax authorities. The Partnership assessed its tax position(s) for all Federal, state and local tax years of 2013, 2014 and 2015, as these years are still open within the various statutes of limitations. It concluded that it has no material uncertain tax liabilities to be recognized at this time.

The Partnership’s policy is, if necessary, to account for interest and penalties related to uncertain tax positions as a component of its income tax provision.

An investment of the Partnership operates so as to qualify as a real estate investment trust (“REIT”) under the requirements of the Internal Revenue Code. The requirements for qualification as a REIT

Paramount Group Real Estate Fund VII, LP

(A Delaware Limited Partnership)

NOTES TO FINANCIAL STATEMENTS

as of and for the Year ended December 31, 2016

include, but are not limited to, various restrictions on ownership of the Partnership’s interest, requirements concerning distribution of taxable income and certain restrictions on the nature of assets and sources of income. A REIT must distribute at least 90% of its taxable income to its stockholders annually. Of this amount, 85% of the REIT’s ordinary income and 95% of the REIT’s capital gain net income for the calendar year plus any undistributed amounts from all prior years must be distributed by calendar year end in order to avoid the imposition of an excise tax. The remaining balance may extend until the timely filing the tax return in the subsequent taxable year. Qualifying distributions of taxable income are deductible by a REIT in computing its current year taxable income.

Recent Pronouncements — In May 2014, the Financial Accounting Standard’s Board (“FASB”) issued an Accounting Standards Update (“ASU”) (“ASU 2014-09”) to ASC Topic 606, Revenue from Contracts with Customers. ASU 2014-09, which was subsequently amended by “ASU 2015-14,” “ASU 2016-08,” “ASU 2016-10,” “ASU 2016-12” and “ASU 2016-20”, revises accounting guidance on revenue recognition and will supersede nearly all existing revenue recognition guidance under U.S. GAAP. The core principal of this guidance is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services.  This guidance also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. This guidance is effective for fiscal years beginning after December 15, 2017. We do not believe the adoption of this guidance will have a significant impact on our financial statements.

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements—Going Concern. ASU 2014-15 requires management to assess an entity’s ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. The guidance provides a definition of the term ‘substantial doubt’ and includes principles for considering management’s plans. The guidance requires an evaluation for a period of one year after the date that the financial statements are issued (or available to be issued), and requires certain disclosures about substantial doubt. ASU 2014-15 is effective for us as of January 1, 2017, and we do not believe it will have a significant impact on our financial statements.

In January 2016, the FASB issued ASU 2016-01, Classification and Measurement of Financial Instruments, which amends the guidance on the classification and measurement of financial instruments. Although the ASU retains many current requirements, it significantly revises an entity’s accounting related to investments in equity securities, excluding those accounted for under the equity method of accounting or those that result in consolidation of the investee. The guidance also amends certain disclosure requirements associated with the fair value of financial instruments. ASU 2016-01 is effective for us as of January 1, 2018, and we do not believe it will have a significant impact on our financial statements.

In August 2016, the FASB issued an update (“ASU 2016-15”) Classification of Certain Cash Receipts and Cash Payments to ASC Topic 230, Statement of Cash Flows to provide guidance for areas where there is diversity in practice in how certain cash receipts and cash payments are presented and classified

Paramount Group Real Estate Fund VII, LP

(A Delaware Limited Partnership)

NOTES TO FINANCIAL STATEMENTS

as of and for the Year ended December 31, 2016

in the statement of cash flows. ASU 2016-15 is effective for reporting periods beginning after December 15, 2017, with early adoption permitted. We have determined that the adoption of ASU 2016-15 will not have a material impact on our financial statements.

3.	INVESTMENTS

50 Beale Street

The Partnership, through its subsidiaries, made a $75.1 million investment in 50 Beale Holdco LP (a Delaware Limited Partnership), (“50 Beale Street”), giving the Partnership a 40.98% limited partnership interest and a 0.10% general partner interest. The remaining limited partnership interest in 50 Beale Street is held by Fund VII-H (1.72%), by co-investment of (8.20%) by a limited partner in the Partnership and an unaffiliated third party (49.00%). On September 9, 2014, 50 Beale Street purchased the common shares of 50 Beale, Inc., a Delaware corporation, operating as a Real Estate Investment Trust (“REIT”) and through subsidiaries owning an office building along with its underlying land at 50 Beale Street in San Francisco, California.

Zero Bond Street (previously known as 670 Broadway)

On June 29, 2015, the Partnership and Fund VII-H, formed 670 Broadway Holdco LP (a Delaware Limited Partnership) (“Zero Bond Street”). On October 29, 2015, Zero Bond Street acquired an office building along with its underlying land, which is located in New York City for a purchase price of $112.0 million. The Partnership holds a 94.9825% limited partnership interest and a 1.0% general partnership interest. The remaining 4.0175% limited partnership interest is held by Fund VII-H.

4.	FAIR VALUE MEASUREMENTS

In accordance with the authoritative guidance on fair value measurements and disclosures under U.S. GAAP, the Partnership has categorized its investments and financial instruments, based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy as follows:

Level I — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities.

Level II — Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. The types of investments which would generally be included in this category include interest rate swap contracts.

Level III — Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant judgment or estimation by the General Partner. The types of investments which would generally be included in this category include debt and equity securities issued by private entities.

Paramount Group Real Estate Fund VII, LP

(A Delaware Limited Partnership)

NOTES TO FINANCIAL STATEMENTS

as of and for the Year ended December 31, 2016

The fair value hierarchy gives the highest priority to Level I inputs and the lowest priority to Level III inputs. In determining fair value, we utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as consider counterparty credit risk in the assessment of fair value. Financial instruments measured at fair value as of December 31, 2016, presented below are all Level III based on their level in the fair value hierarchy.

Level III - Investments, at fair value	$165,555,964

The following is a reconciliation of the beginning and ending balances for investment measured at fair value for the year ended December 31, 2016:

	Beginning	Net	Ending
	Balance —	Unrealized	Balance —
	January 1, 2016	Gain	December 31, 2016

50 Beale Street	$111,513,027	$11,592,351	$123,105,378
Zero Bond Street	40,919,711	1,530,875	42,450,586

Total	$152,432,738	$13,123,226	$165,555,964

Changes in net unrealized appreciation included in the change in net assets resulting from operations relates to the investments held as of December 31, 2016 is $13,123,226.

The following table shows quantitative information about significant unobservable inputs related to investments in real estate and a financial instrument measured at fair value using Level III inputs as of December 31, 2016:

	Valuation	Unobservable
Type	Technique(s)	Inputs	Range

Real Estate	Income Capitalization -
Office Properties	Discounted Cash Flow	Discount Rate	6.50% - 6.75%
		Terminal Capitalization Rate	5.00% - 6.00%
	Direct Capitalization	Overall Capitalization Rate	4.50% - 5.50%

The significant unobservable inputs used in the fair value measurement of the Partnership’s investments in real estate include a discount rate and capitalization rates as noted above. Significant increases or decreases in any of these inputs in isolation would result in significantly lower or higher fair value measurements, respectively.

Paramount Group Real Estate Fund VII, LP

(A Delaware Limited Partnership)

NOTES TO FINANCIAL STATEMENTS

as of and for the Year ended December 31, 2016

5.	ALLOCATION OF DISTRIBUTIONS AND PROFIT AND LOSSES

Capital contributions will be made in proportion to respective committed capital amounts. Distributions, including proceeds from capital transactions, as defined in the partnership agreement, shall be distributed pro-rata until each partner has received cumulative distributions equal to each of their unreturned invested capital. Thereafter, distributions are made pro-rata of their funded commitments until each partner has received a cumulative return of 8%. Thereafter, incentive distributions will be first made to the General Partner equal to 50% and 50% to all partners, until the General Partner has received distribution equal to 15% of cumulative distributions in excess of returned capital. Thereafter, incentive distributions will be first made to the general partner equal of 15% and 85% to all partners until each limited partner has received a cumulative return of 12%. Further distributions in excess of returned capital are allocated at 20% to the General Partner and 80% to both the General and limited partners. Income or loss is allocated among the partners so as to conform to expected distributions in accordance with the partnership agreement. At December 31, 2016, unrealized preference distributions allocated to the General Partner was $1,474,562.

The net asset balance at December 31, 2016, represents each partner’s share of cash, which would be distributed to the partners under a hypothetical liquidation of the Partnership at net asset value as of December 31, 2016, pursuant to the above described distribution priorities.

6.	RELATED PARTY TRANSACTIONS

Asset management fees for investment under management by the General Partner are charged annually based on 1.5% of the weighted average contributed capital. The General Partner may also earn other fees as set forth in or permitted by the limited partnership agreement, including without limitation, acquisition fees of 0.5% of the equity invested in each investment, structuring fees of 0.25% of amount financed, and disposition fees of 0.5% of the gross consideration received for a sale of an investment. The fees are typically paid by the underlying real estate investment and are reflected as additions to or deductions from, purchase or sale amounts listed. In the event the investment partnership does not pay these fees, the Partnership is responsible for its proportionate share which is then reflected on the Statement of Operations. In accordance with the limited partnership agreement and the Fund’s investment advisor’s conflicts of interest, related party transactions and expense allocation policies, in any purchase and sale transaction between related parties, in light of the significant work needed to diligence and document the transaction for each side, General partner or its affiliates may charge fees to both the buyer and seller where permitted by law.

Pursuant to the second amended limited partnership agreement, the General Partner may, in its sole discretion elect to subject, either in whole or in part, the asset management fee to the contingency provisions contained therein effective January 31, 2013. While the General Partner may choose to reinstate, in whole or in part, the current payment of future fees at any time, the payment of any of the fees subject to the contingency provisions shall not be required until one of the events listed in the limited partnership agreement has occurred. As of December 31, 2016, the General Partner did not elect to subject any asset management fees to the contingency provisions of the partnership agreement.

Paramount Group Real Estate Fund VII, LP

(A Delaware Limited Partnership)

NOTES TO FINANCIAL STATEMENTS

as of and for the Year ended December 31, 2016

For the year ended December 31, 2016, the Partnership incurred asset management fees totaling $1,900,453, of which $1,427,936 remains payable. The Partnership did not incur or pay any other fees to affiliates in 2016.

7.	RISKS AND UNCERTAINTIES

The Partnership and its investment in which it has an interest, are operating in an economic environment experiencing a slow and uneven recovery. While some markets are improving at a moderate pace, others are recovering more slowly. Financial and real estate companies continue to be affected by a lending environment that, while improving, is still conservative in its outlook. Financial institutions show willingness, but remain cautious, to make new loans, or to refinance, restructure or extend existing loans on acceptable terms and conditions.

There is also an uneven recovery in real estate fundamentals, related to ongoing issues in the broader economy, that impact leasing fundamentals. However, as capital markets strengthen, real estate values tend to increase in certain markets. Deterioration in any of the real estate fundamentals, the strength of the capital markets, or a change in the stabilization and recovery of the U.S. economy could impact value. The Partnership’s estimates of fair value are based upon the best information available as of the date of valuation.

To the extent the Partnership invests in a subsidiary REIT, it will also bear the risks of compliance with the REIT qualifications rules under the Internal Revenue Code.

Paramount Group Real Estate Fund VII, LP

(A Delaware Limited Partnership)

NOTES TO FINANCIAL STATEMENTS

as of and for the Year ended December 31, 2016

8.	FINANCIAL HIGHLIGHTS

The following financial highlights are calculated for the limited partners only for the year ended December 31, 2016:

Internal rate of return (a):
From inception through December 31, 2016	12.19%

Ratios to average net assets (b):
Expenses to average net assets (c)	1.3%
General Partners carried interest allocation to average net assets (d)	-0.5%
Expenses and carried interest to average net assets	1.0%

(a)

Internal rate of return (“IRR”) is net of all incentive fees and allocations to the General Partner. The IRR is computed on a cumulative basis since inception using annual compounding and the actual date of cash inflows received by and outflows paid to limited partners and including limited partners’ ending net assets as of year-end. The computations of IRR to an individual investor may vary based on the timing of capital transactions.

(b)	Average net assets are calculated based on the beginning net assets adjusted for contributions and distributions, when received or paid, and current year increase in net assets from operations.
(c)

The expenses to average net assets, which includes all expenses as presented in the Partnership’s statement of operations, are calculated for the limited partners taken as a whole. The computation of such ratios, based on the amount of expenses assessed to an individual investor’s net assets, may vary from these ratios based on different asset management fees and the timing of capital transactions.

(d)

The General Partners carried interest allocation to average net assets does not reflect the effects of unrealized preference allocations, if any, as presented in the accompanying statements of changes in net assets.

Paramount Group Real Estate Fund VII, LP

(A Delaware Limited Partnership)

NOTES TO FINANCIAL STATEMENTS

as of and for the Year ended December 31, 2016

9.	ADDITIONAL INVESTMENT INFORMATION

The following represents the net assets of the underlying investments as of December 31, 2016, held in partnership interests:

	50 Beale Street	Zero Bond Street

Real estate assets, at fair value	$515,700,000	$125,000,000
Mortgage notes payable (a)	(228,000,000)	(85,000,000)
Other assets (liabilities), net	11,697,634	4,227,865

Net assets	$299,397,634	$44,227,865

Investments, at fair value	$123,105,378	$42,450,586

Ownership percentage	41.08%	95.98%

(a)

The mortgage notes payable attributable to the underlying real estate are stated at their carrying amount. The mortgage notes payable are secured by the underlying properties. The carrying amounts and fair values of the property’s mortgage notes payable are as follows:

	Carrying Amount	Fair Value

50 Beale Street	$228,000,000	$228,386,142
Zero Bond Street	85,000,000	85,021,053
	$313,000,000	$313,407,195

Financial liabilities that are not measured at fair value in the Partnership’s financial statements include secured debt. Estimates of the fair value of these instruments are determined by modeling the contractual cash flows required under the instrument and discounting such cash flows back to present value at the appropriate current risk adjusted interest rate, which is provided by a third-party specialist. For floating rate debt, the Partnership uses forward rates derived from observable market yield curves to project the expected cash flows the Partnership would be required to make under the instrument. The table above summarizes the carrying amounts and fair value of the financial instruments as of December 31, 2016.

Paramount Group Real Estate Fund VII, LP

(A Delaware Limited Partnership)

NOTES TO FINANCIAL STATEMENTS

as of and for the Year ended December 31, 2016

10.	SUBSEQUENT EVENTS

No events have occurred after December 31, 2016 and through February 21, 2017, the date the financial statements were available to be issued that require consideration as adjustments to, or disclosures in the financial statements.

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